

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Atsushi Maki, Chief Executive Officer
Amanasu Environment Corporation
445 Park Avenue Center 10th Floor
New York, NY 10022

> **RE:** **Amanasu Environment Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed January 25, 2011**
> **File No. 000-32905**

Dear Mr. Maki:

We issued comments to you on the above captioned filing on May 9, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 21, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments by June 21, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief